FOIA Confidential Treatment Requested by General Electric Company
 For a Portion of This Letter Pursuant to 17 C.F.R. § 200.83 (request 2015-1)

Jan R. Hauser
Vice President and Controller
3135 Easton Turnpike Fairfield, CT 06828 USA
T +1 203 373 3234 F +1 203 373 3757
jan.hauser@ge.com

Via EDGAR

July 30, 2015

Ms. Amanda Ravitz
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:	General Electric Company Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 27, 2015
Form 10-Q for the Quarterly Period Ended March 31, 2015
Filed May 4, 2015
Form 8-K filed April 17, 2015
File No. 001-00035

Dear Ms. Ravitz:

We are responding to your comment letter dated June 26, 2015, to Jeffrey S. Bornstein, Chief Financial Officer of General Electric Company ("GE" or the "Company") related to the above documents.

For ease of reference, we have repeated the Staff's comments in bold text preceding each response.

Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of our response below. We request that these portions, as indicated by [**], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause GE competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned or to Christoph Pereira, Chief Corporate, Securities and Finance Counsel, General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828, phone: (203) 373-2663, fax: (203) 373-3079.

(1)

FOIA Confidential Treatment Requested by General Electric Company
 For a Portion of This Letter Pursuant to 17 C.F.R. § 200.83 (request 2015-1)

Form 10-K for the Fiscal Year Ended December 31, 2014

General

1.	You stated in your letter to us dated April 26, 2012 that you conducted "licensed business" with Sudan and Syria. Additionally, we are aware of news articles published after our 2012 review which report that you agreed to sell certain goods and services to the White Nile Sugar Company of Sudan. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not describe in the Form 10-K contacts with Sudan or Syria. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. You should describe any products, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Response:

As further described below, all of GE's remaining activities in Sudan and Syria fully comply with U.S. law because they are humanitarian aid or wind down activities that are conducted pursuant to licenses issued by either the U.S. Treasury's Office of Foreign Assets Control (OFAC) or the U.S. Commerce Department's Bureau of Industry and Security (BIS).

Our Company-wide policy restricts all global entities owned or controlled by the Company from transacting business directly or indirectly with countries officially designated by the U.S. State Department as State Sponsors of Terrorism (currently Iran, Sudan and Syria) absent U.S. Government authorization to do so.  Accordingly, the Company has limited contacts with Sudan and Syria.  This restriction applies regardless of whether those entities are subject to U.S. jurisdiction.

The vast majority of the Company's contacts with Sudan and Syria subsequent to our April 26, 2012 letter was related to licensed humanitarian business conducted by GE Healthcare.  This business engages in the sale of medical equipment/devices and medical products/consumables (diagnostic contrast media), along with related spare parts and services.  These sales are made through designated distributors/dealers in Sudan and Syria to hospitals, clinics and doctors in these countries.  All such humanitarian aid is provided pursuant to licenses issued by either OFAC or BIS.

The only other activity the Company has with Sudan or Syria relates to Converteam, an entity we acquired in 2012, and this activity is winding down pursuant to licenses obtained from OFAC.  The news articles referenced above pertain to activities that also were conducted pursuant to a license from OFAC to engage in, assist, or approve certain activities in connection with the cancellation of contracts involving the White Nile sugar mill project in Sudan.  These contracts were entered into by Converteam Group SAS, Converteam UK Ltd., and Converteam India Private Limited prior to the Company's acquisition of Converteam.  The Company is in the process of executing a settlement agreement with the parties involved in the project in order to terminate this relationship.  The Company received no revenue from this activity in 2013 and 2014 and does not expect to receive any revenue from this activity in 2015.

(2)

FOIA Confidential Treatment Requested by General Electric Company
 For a Portion of This Letter Pursuant to 17 C.F.R. § 200.83 (request 2015-1)

Similarly, the Company received a license from OFAC to engage in, assist, or approve activities in connection with the cancellation of a contract involving a project in Syria to supply an electrical substation and related training to Syria Metal Industries (SMI).  The contract was entered into by Converteam Group SAS and Converteam SAS prior to the Company's acquisition of Converteam.  Converteam had already suspended work on the contract prior to the acquisition, and the Company inherited a dispute involving payment of performance bonds.  SMI went to court in 2012 to obtain payment of the bonds, but the court prohibited payment of the bonds and SMI has not challenged that decision.  The Company has not heard from SMI since May 2013 and has no ongoing relationship with SMI.

2.	Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

As noted in our response to Comment #1 above, our activities in Sudan and Syria are limited to those specifically authorized by the U.S. Government.   Accordingly, these activities do not meet the criteria that various state and municipal entities have set under their divestment or similar initiatives.  The Company does not believe that its activities with, or in, Sudan and Syria are quantitatively or qualitatively material. The amounts at issue and the scope of the activities relative to the Company's worldwide operations, either individually or in the aggregate with respect to Sudan and Syria, are less than 0.0021 percent of total Company revenues and of lesser significance to assets and liabilities in 2012, 2013 and 2014.  From a qualitative perspective, the Company believes that its operations and activities with respect to these countries are limited in nature and are compliant with the requirements of all applicable sanctions.  The Company believes that the risk of reputational damage, and any concomitant effect on the Company's share price, is insignificant and remote.

(3)

FOIA Confidential Treatment Requested by General Electric Company
 For a Portion of This Letter Pursuant to 17 C.F.R. § 200.83 (request 2015-1)

How We Use the GE Store to Win, page 12

3.	We note your references to "growth markets," "shared services" and "global functions." In an appropriate location in your future filings, please expand your disclosure so that your investors will be able to better understand these terms. For example, please indicate the geographic areas or countries that you consider to be your growth markets and identify the shared services and global functions that the GE Store provides.

Response:

We acknowledge the Staff's comment and understand that these terms may not be fully understood by investors or may be used differently by other companies. Accordingly, in future filings, we will expand our disclosures to provide investors with a better understanding of the terms referenced above, as well as other terms such as these.

How We Address Social Costs, page 18

4.	In the first graph on page 18 you disclose Pension and Healthcare plans pre-tax expense of $6.4 billion for the year ended December 31, 2014. You indicate that this includes expenses related to your global pension plans, U.S. Retirement Savings Plans and U.S. principal employee/retiree health plans. Please show us how you derived this amount. Identify each component and tell us where it is presented in your financial statements, including any amounts disclosed in Note 12 of your consolidated financial statements.

Response:

The components of pre-tax expenses related to our global pension plans, U.S. principal employee/retiree health plans and U.S. Retirement Savings Plan are as follows.
(In millions)

Global Pension Plans
Principal Pension Plans	$3,604	Footnote 12 – page 171
Other Pension Plans	412	Footnote 12 – page 171

U.S. Principal Employee/Retiree Health Plans
U.S. Principal Employee Health Plans	1,145	Separate disclosure not
		required
Principal Retiree Benefit Plans	789	Footnote 12 – page 178

U.S. Retirement Savings Plan	478	Separate disclosure not
		required
	$6,428

The above employee benefit plan costs are included as components of costs of goods sold, cost of services sold and other costs and expenses.
If used in future filings, we will provide investors with the components of social costs.

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FOIA Confidential Treatment Requested by General Electric Company
 For a Portion of This Letter Pursuant to 17 C.F.R. § 200.83 (request 2015-1)

Consolidated Results, page 28

5.	We note the discussion on pages 12 and 28 about total Industrial service revenues of approximately $46.4 billion. Please reconcile this amount to the sales of services of $30.6 billion presented on the GE Statement of Earnings on page 129.

Response:

The difference between revenues from services as presented on the Statement of Earnings and the portion of revenues related to services provided by our industrial operations is primarily due to the inclusion of spare parts revenues that we historically classified as sales of products within our Statement of Earnings.  We describe this difference in the glossary on page 122 of our 2014 Form 10-K (Form 10-K), which states the following:
"Product services  For purposes of the financial statement display of sales and cost of sales in our Statement of Earnings, "goods" is required by U.S. Securities and Exchange Commission regulations to include all sales of tangible products, and "service" must include all other sales, including other services activities.  In our Management's Discussion and Analysis of Operations section of this Form 10-K, we refer to sales under product services agreements and sales of both goods (such as spare parts and equipment upgrades) and related services (such as monitoring, maintenance and repairs) as sales of "product services," which is an important part of our operations."
We define product services agreements as follows;
"Product services agreements  Contractual commitments, with multiple-year terms, to provide specified services for products in our Power & Water, Oil & Gas, Aviation and Transportation installed base – for example, monitoring, maintenance, service and spare parts for a gas turbine/generator set installed in a customer's power plant."
We believe that it is important for investors to understand the nature of our industrial sales and to have transparency around the level and trends related to the original sale of equipment such as gas turbine/generators, aircraft engines and locomotives separate from the level and trends related to the sale of services under agreements to maintain and service such equipment.
GE Corporate Items and Eliminations, page 58

6.	We note that you present the non-GAAP measures "total corporate costs (operating)" and "adjusted total corporate costs (operating)" in this section but note that you have not presented the disclosures required by Item 10(e) of Regulation S-K for these non-GAAP measures in the filing. Please revise future filings to include all of the disclosures required by Item 10(e) for these non-GAAP measures, including a discussion of the reasons why management believes the presentation provides useful information to investors and the additional purposes for which your management uses the non-GAAP measures. Provide us with a copy of your proposed disclosure.

(5)

FOIA Confidential Treatment Requested by General Electric Company
 For a Portion of This Letter Pursuant to 17 C.F.R. § 200.83 (request 2015-1)

Response:

We acknowledge the Staff's comment. In future filings, in accordance with Item 10(e) of Regulation S-K, we will include a statement disclosing the reasons why management believes that the presentation of the non-GAAP financial measure provides useful information to investors regarding our financial condition and results of operations along the following lines:
"Operating corporate costs exclude non-service-related pension costs of our principal pension plans, which comprise interest costs, expected return on plan assets and amortization of actuarial gains/losses.  Service cost, prior service cost and curtailment loss components of our principal pension plans are included in operating corporate costs.  We believe that these components of pension cost better reflect the ongoing service-related costs of providing pension benefits to our employees.  Accordingly, we believe that our measure of operating corporate costs provides management and investors with a useful measure of the operational costs incurred outside of our businesses.  We believe that this measure, considered along with the corresponding GAAP measure, provides management and investors with additional information for comparison of our operating corporate costs to the operating corporate costs of other companies.
We also believe that adjusting operating corporate costs to exclude the effects of items that are not closely associated with ongoing corporate operations, such as earnings of previously divested businesses, gains and losses on disposed and held for sale businesses, and restructuring and other charges, provides management and investors with a meaningful measure that increases the period-to-period comparability of our ongoing corporate costs."
Note 12. Postretirement Benefit Plans, page 171

Plan Assets, page 174

7.	Please describe for us how you have complied with FASB ASC 715-20-50-1(d)(5)(iv)(03) which requires a discussion of the valuation techniques and inputs and any changes in valuation techniques or inputs used to measure the fair value of your postretirement benefit plan assets.

Response:

We provided a discussion of the valuation techniques and inputs and any changes in valuation techniques or inputs used to measure the fair value of postretirement benefit plan assets in our Form 10-K on pages 174 and 179 (Note 12 - Postretirement Benefits Plans).  Under the "Plan Assets" captions, we disclosed that the inputs and valuation techniques used to measure the fair value of the assets were consistently applied and we provided a cross reference to Note 1 where they are described.
A detailed discussion of fair value measurements for financial assets was included on pages 145 – 147 of the Form 10-K.  The Note 1 fair value measurement sections described the valuation methodologies we use to measure different financial instruments at fair value on a recurring basis and the valuation methodologies we use to measure financial and non-financial instruments accounted for at fair value on a non-recurring

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FOIA Confidential Treatment Requested by General Electric Company
 For a Portion of This Letter Pursuant to 17 C.F.R. § 200.83 (request 2015-1)

basis and for certain assets within our pension plans and retiree benefit plans each reporting period, as applicable.
For clarification, in future filings we will more prominently disclose in the Fair Value Measurements section of Note 1 that the policies and techniques apply to assets within our pension and benefit plans along the following lines:
"The following sections describe the valuation methodologies we use to measure financial and non-financial instruments accounted for at fair value including certain assets within our pension plans and retiree benefit plans."

Form 8-K filed April 17, 2015

8.	We note that the first page of Exhibit 99.1 to this Form 8-K highlights several non-GAAP measures, including operating EPS excluding GE Capital exit impacts, operating EPS, operating EPS for Industrial and GE Capital, GE CFOA, GE Capital ENI and Industrial CFOA, without including the corresponding amounts as determined under GAAP. Please tell us how you believe the presentation of non-GAAP measures in Exhibit 99.1 complies with Item 10(e)(1)(i)(A) of Regulation S-K, which requires a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Please see Instruction 2 to Item 2.02 of Form 8-K.

Response:

Exhibit 99.1 includes a number of non-GAAP measures that we view as important for investors to track progress against the GE Capital Exit Plan, which is a transformational shift in the Company's strategy.

We believe that GAAP EPS is the most directly comparable GAAP measure to the following non-GAAP measures: operating EPS excluding GE Capital exit impacts, operating EPS, and operating EPS for Industrial and GE Capital.  Accordingly, GAAP EPS was in the highlighted box at the top of the first page, thus having equal prominence with the other highlighted non-GAAP EPS figures.

We believe that GE CFOA is not a non-GAAP measure as it refers to the cash from operating activities figure found in the GE column of our Statement of Cash Flows, which is presented in accordance with GAAP.

Although GE Capital ENI is a non-GAAP measure, we believe that it has no directly comparable GAAP measure and, therefore, that there was no corresponding GAAP measure with which to provide equal or greater prominence.  While we provide a reconciliation of GE Capital ENI to GECC total assets in order to show how we calculate GE Capital ENI, we do not believe that GECC total assets is a directly comparable measure to GE Capital ENI.  As described in the glossary on page 120 of our 2014 Form 10-K, GE Capital ENI is a measure of the total capital we have invested in our financial services businesses, whereas GECC total assets is a measure of the size of GECC.

With respect to Industrial CFOA, we believe that GE CFOA is the most directly comparable GAAP measure. Accordingly, GE CFOA was near the top of the page, thus

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FOIA Confidential Treatment Requested by General Electric Company
 For a Portion of This Letter Pursuant to 17 C.F.R. § 200.83 (request 2015-1)

having equal or greater prominence with Industrial CFOA at the bottom of the page.  We advise the Staff that the only difference between the non-GAAP measure of Industrial CFOA and the GAAP measure of GE CFOA is the exclusion of dividends that GE has received from GECC in determining Industrial CFOA.

However, in consideration of the Staff's comments we expanded disclosure in our second quarter earnings release to more prominently indicate which financial measures included therein were non-GAAP, along with a cross-reference to the corresponding reconciliations and explanations for these non-GAAP measures.

Form 10-Q for the Quarterly Period ended March 31, 2015

The GE Capital Exit Plan, page 7

9.	We note the discussion of the estimated $23 billion in after-tax charges that will be incurred through 2016 in connection with the GE Capital exit plan. We also note that you have recorded $16.1 billion in after-tax charges during the first quarter of 2015. Please explain to us the nature of the amounts included in the $23 billion and clarify how these amounts were determined. You should specifically discuss the charges identified as "goodwill allocations (approximately $13 billion)" that are included in these charges. Please also explain to us which charges have already been incurred and where they are recorded in your financial statements.

Response:

The GE Capital Exit Plan includes a number of financial impacts.  A portion of the financial effects of the plan was recognized in the first quarter of 2015 and the remainder of the effects will be reflected over time as implementation of the plan progresses and the GAAP requirements for recognition are met.  As described further below, the financial effects in the first quarter of 2015 primarily reflected losses on businesses held for sale as well as the impact of shortened holding periods on classification and measurement of financing receivables (from Held for Investment to Held for Sale) and on the assessments of recoverability of other financial and nonfinancial assets.

The estimated $23 billion in after-tax charges that the Company expects that it will incur through 2016 in connection with the plan (of which $16.1 billion was recorded in the first quarter of 2015) includes the following components:

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FOIA Confidential Treatment Requested by General Electric Company
 For a Portion of This Letter Pursuant to 17 C.F.R. § 200.83 (request 2015-1)

($ in billions)	After-tax charges
Continuing operations
Loss on Commercial Lending and Leasing (CLL) businesses transferred to held for sale	$ (3)
Lower of cost or fair value adjustments and asset impairments	(5)
Tax adjustments	(6)
(14)
Discontinued operations
Net loss on the disposal of the Real Estate business	(2)
Total charges recorded in the period ended March 31, 2015	(16)
Future estimated exit costs	(7)
Total charges recorded in the period ended March 31, 2015 and future estimated exit costs	$ (23)

The amounts included in the above table were determined as follows:

Loss on Commercial Lending and Leasing businesses transferred to held for sale ($3 billion):

The loss on Commercial Lending and Leasing businesses transferred to held for sale was determined based on the difference between estimates of the fair value less cost to sell of the businesses to be disposed of and their carrying amounts, inclusive of tax effects, currency translation adjustments and an allocation of reporting unit goodwill, in accordance with ASC 350-20-40-2.  The amount of goodwill allocated to the group of businesses classified as held for sale under this guidance was approximately $5 billion.  The reference to "goodwill allocations (approximately $13 billion)" in our disclosure on page 7 of the first quarter Form 10Q relates to the total amount of goodwill that we estimated would be allocated to disposals over the course of the plan in accordance with this guidance (inclusive of the $5 billion allocated to the Commercial Lending and Leasing businesses transferred to held for sale in the first quarter of 2015).

The pre-tax component of the charge is approximately $(2) billion and is recorded under the caption "GECC revenues from services" in the Statement of Earnings and as a valuation allowance under the caption "Assets of businesses held for sale" in the Statement of Financial Position.  We provide additional financial information regarding assets and liabilities of businesses held for sale in Note 2, including separate presentation of the valuation allowance related to the disposal group classified as held for sale.  The tax effect component of the charge was approximately $(1) billion and is recorded under the caption "Benefit (provision) for income taxes" in the Statement of Earnings.

Lower of cost or fair value adjustments and asset impairments ($5 billion)

These after-tax charges consisted primarily of two components: (1) amounts associated with the transfer of financing receivables from a held for investment basis to held for sale, which reflected them at the lower of cost or fair value less cost to sell and (2) impairments associated with certain equity method investments and assets subject to operating leases that were affected by the GE Capital Exit Plan, as discussed below.

(9)

FOIA Confidential Treatment Requested by General Electric Company
 For a Portion of This Letter Pursuant to 17 C.F.R. § 200.83 (request 2015-1)

Consistent with the plan, we had to shorten our holding period assumptions for certain financing receivables in the CLL and Consumer businesses and therefore no longer possessed the intent to hold them for the foreseeable future.  This required us to classify these financing receivables as held for sale and measure them at the lower of cost or fair value less cost to sell.  Additional information about this component of the charge is provided in our response to the Staff's Comment 12.

Similarly, execution of the plan called for us to dispose of certain equity method investments in our CLL and Consumer businesses, which caused us to assess whether the carrying amounts of these investments were recoverable.  As discussed further in our response to the Staff's Comment 14, we determined that the carrying amounts of these investments exceeded their fair values.  Based on our intent to dispose within the next 24-months, we concluded that the loss in value was other than temporary.

The pre-tax amount associated with the reclassification of financing receivables to held for sale was approximately $(4) billion and is recorded in the "Provision for losses on financing receivables" in the Statement of Earnings.  The pre-tax amounts related to impairments of equity method investments and assets subject to operating leases were approximately $(1.4) billion and $(0.4) billion, which are recorded under the captions "GECC revenues from services" and "Other costs and expenses", respectively, in the Statement of Earnings. The tax benefit related to these charges was approximately $1 billion and was recorded under the caption "Benefit (provision) for income taxes" in the Statement of Earnings.

Tax adjustments ($6 billion)

Exclusive of the tax effects associated with the pre-tax charges described above, we recorded tax charges related to the repatriation of excess foreign cash and the write-off of certain deferred tax assets that were affected by the GE Capital Exit Plan.  The estimated tax provisions associated with the repatriation of excess foreign cash ($3.6 billion) were determined based on the identification of legal entities that, in combination, provided a tax-efficient means by which the repatriation of the estimated $36 billion of excess foreign cash could be effected.  The tax charges related to the write-off of deferred tax assets ($2.4 billion) were determined based on the identification of those deferred tax assets that we can no longer conclude recovery would be more likely than not because of changes in the scope of operations envisioned under the GE Capital Exit Plan.

All of the above amounts were recorded under the caption "Benefit (provision) for income taxes" in the Statement of Earnings.

Net loss on the disposal of the Real Estate business ($2 billion)

As disclosed in our first quarter Form 10-Q, we reached an agreement to sell substantially all of the Real Estate debt and equity portfolios.  The net loss on the disposal of the business was determined based on the estimated proceeds compared with the associated carrying value, including associated taxes, currency translation adjustments and allocated reporting unit goodwill.  Proceeds were estimated based on agreements with funds managed by The Blackstone Group and letters of intent from other buyers for the majority of the remaining commercial real estate assets.

(10)

FOIA Confidential Treatment Requested by General Electric Company
 For a Portion of This Letter Pursuant to 17 C.F.R. § 200.83 (request 2015-1)

This loss is recorded under the caption "Earnings (loss) from discontinued operations, net of taxes" in the Statement of Earnings and as a valuation allowance under the caption "Assets of discontinued operations" in the Statement of Financial Position.  Note 2 provides additional information about discontinued operations, including separate presentation of the valuation allowance associated with the disposal group and the components of the loss from discontinued operations, net of taxes.

Future estimated exit costs ($7 billion)

Future estimated exit costs primarily consist of net losses of approximately $(5) billion associated with the disposal of additional CLL businesses and Consumer businesses in future periods that did not meet the held for sale criteria at March 31, 2015.  These net losses were determined based on estimates of the fair value less cost to sell of the businesses and assets to be disposed of pursuant to the plan in comparison to the associated carrying amounts, including the effects of tax, currency translation adjustments and the aforementioned allocation of reporting unit goodwill.

We expect to incur after-tax costs of approximately $(1) billion related to restructuring activities (including retention, severance, facilities exit costs, medical and outplacement, among other items) in periods subsequent to March 31, 2015 related to the plan.  Such costs were estimated in accordance with the guidance in ASC 420 and 712.  Such initial estimates considered severance arrangements, the likelihood of employees either transferring with businesses to be disposed of in the future or becoming redundant and subject to a reduction in workforce, as well as employee retention programs.

In addition, we estimate after-tax charges of approximately $(1) billion will be incurred in the future relating to contemplated modifications to or exchanges of existing GECC debt and the consequential incentive premium we may pay to debt holders in conjunction with the plan.  As of March 31, 2015, there were no modifications to or exchanges of GECC debt related to the GE Capital Exit Plan.

10.	Please reconcile the charges related to the exit plan discussed on page 8 with the amounts discussed on pages 28 and 34.

Response:

On page 8 of the Form 10-Q, we disclose that:
"We recorded $16.1 billion of after-tax charges ($13.8 billion of which is attributable to continuing operations and $2.4 billion of which is attributable to discontinued operations) in the first quarter of 2015 related to the GE Capital Exit Plan. The first quarter charges recorded in continuing operations include tax expense related to expected repatriation of foreign earnings and write-off of deferred tax assets ($6.0 billion), asset impairments due to shortened hold periods ($5.0 billion), and charges on businesses held for sale ($2.8 billion), including goodwill allocation."
We advise the Staff that the $6.0 billion of tax expense is recorded in the corporate component of GE Capital, the $5.0 billion of asset impairments and the $2.8 billion of charges on businesses held for sale are recorded in the associated CLL and Consumer businesses of the GE Capital operating segment and disclosed on page 28 as part of the net earnings decrease for these businesses.

(11)

FOIA Confidential Treatment Requested by General Electric Company
 For a Portion of This Letter Pursuant to 17 C.F.R. § 200.83 (request 2015-1)

Of the $5.0 billion related to asset impairment charges, $3.3 billion related to Consumer and $1.6 billion related to CLL.  The $2.8 billion related to businesses held for sale was entirely attributable to CLL.
On page 28 of the Form 10-Q, the $3.3 billion related to asset impairment charges at Consumer is disclosed as $2.1 billion related to higher provision for losses on financing receivables and $1.2 billion related to higher impairments on other assets.  Also on page 28, we disclosed that the $1.6 billion related to asset impairment charges at CLL consisted of $1.2 billion related to higher provision for losses on financing receivables and $0.4 billion related to higher impairments.  Note that this amount is included within the $3.2 billion of higher impairments, which also included $2.8 billion of impairments related to businesses held for sale.
On page 34 of the Form 10-Q, we provide further information about financing receivables held for sale. The third paragraph on that page states:

"Prior to transferring the financing receivables to financing receivables held for sale we recognized a pre-tax provision for losses on financing receivables of $4.0 billion ($3.3 billion after-tax) …"

We advise the Staff that the $3.3 billion after-tax amount includes the higher provisions for losses on financing receivables in CLL ($1.2 billion) and Consumer ($2.1 billion) as discussed above and disclosed on page 28.  On page 34 we also disclosed the pre-tax charge of $1.8 billion ($2.8 billion after-tax) related to measuring the businesses held for sale at fair value less cost to sell, including amounts related to the allocation of goodwill.

References, page 8

11.	It appears that you may intend to incorporate by reference into your filing certain information from the General Electric Capital Corporation quarterly report on Form 10-Q for the three months ended March 31, 2015. In future filings, please include an express statement that the specified matter is incorporated by reference as contemplated by Rule 12b-23(b) of the Securities Exchange Act of 1934, as amended, and ensure that your incorporation by reference otherwise meets the requirements of Rule 12b-23.

Response:

In 2014, we undertook efforts to simplify the disclosures in our SEC filings consistent with the intent of the SEC's project on Disclosure Effectiveness.   As part of our Form 10-K redesign, we re-evaluated the elements of our disclosures and determined that certain of our GECC disclosures were not required in the GE Form 10-K, such as certain sub-segment disclosures.  Historically, we included these elements in order to minimize disclosure differences between the GE and GECC filings; as a result, many of the more detailed disclosures required in the GECC filing were mirrored in the GE filing.  Recognizing that this information was redundant and not material at the GE level, we concluded that certain of these disclosures could be eliminated from the GE filing in order to simplify disclosures.  However, we wanted to ensure that investors that historically reviewed this information in the GE document would be alerted as to where this information could be found and thus provided a cross-reference to the GECC document.  We advise the Staff that we did not intend to incorporate by reference this information.

(12)

FOIA Confidential Treatment Requested by General Electric Company
 For a Portion of This Letter Pursuant to 17 C.F.R. § 200.83 (request 2015-1)

Financing Receivables Held for Sale, page 34
12.	We see the discussion on pages 8, 11 and 28 of impairment charges related to shortened hold periods. Please explain to us how the shortened hold periods resulted in the charges and the meaning of your discussion on page 34 that "the provisions for losses is largely attributable to credit loss exposures that are not incurred losses recognizable under GAAP but nevertheless affect fair value that would be determined by a market participant when pricing the portfolio." Please also describe for us in greater detail the significant changes to assumptions utilized in the valuation of your losses on finance receivables which resulted in the significant increase in the provisions for losses.

Response:

We advise the Staff that prior to the first quarter of 2015, substantially all of our financing receivables were classified as held for investment with the related allowance for losses determined in accordance with ASC 310 and ASC 450.  With the approval of the GE Capital Exit Plan, we concluded that these receivables required a change in classification to held for sale.  Based on our stated intent to complete the plan over the next 24 months, we no longer possessed the intent to hold certain CLL and Consumer financing receivables for the foreseeable future or until maturity or payoff.  Accordingly, the shortened holding periods for these financing receivables required them to be transferred to held for sale and reflected at the lower of cost or fair value in accordance with ASC 310-10-35-49, which resulted in a pre-tax provision for losses of $4.0 billion.

Our disclosure that "the provisions for losses is largely attributable to credit loss exposures that are not incurred losses recognizable under GAAP but nevertheless affect fair value that would be determined by a market participant when pricing the portfolio" refers to the financial impact of the change in classification from a Held for Investment basis to Held for Sale.  Under the former basis, the financing receivables were carried at amortized cost less a valuation allowance determined on an incurred loss basis.  Upon reclassification to loans held for sale, we were required to measure these receivables at fair value, an exit price notion determined in accordance with ASC 820.  The new basis of measurement incorporated not only assumptions for incurred credit losses but also market participant assumptions related to expected credit losses over the life of the receivables, as well as non-credit-related factors such as current market interest rates and credit spreads, volatility and local regulatory risks.  Of these factors, the impact of moving to expected lifetime credit losses was the most significant.

Financial Statements

Note 10. Income Taxes, page 76

13.	We note that you recognized tax expense of $3.6 billion relating to the expected repatriation of excess foreign cash of $36 billion, a part of which represents earnings that prior to the approval of the GE Capital Exit Plan were considered indefinitely reinvested in GECC's international operations. Given that on page 74 of your Form 10-K you disclosed that as of December 31, 2014 only $12.2 billion of foreign cash was considered part of earnings indefinitely reinvested and not subject to domestic tax, please tell us the amount of earnings previously

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FOIA Confidential Treatment Requested by General Electric Company
 For a Portion of This Letter Pursuant to 17 C.F.R. § 200.83 (request 2015-1)

designated as indefinitely reinvested that is being repatriated and taxes related to that amount.

Response:

We advise the Staff that approximately $10 billion of foreign earnings that were previously considered indefinitely reinvested will be part of the anticipated $36 billion repatriation and that we have provided $3.6 billion of domestic tax related to those earnings.
We further advise the Staff that the tax provision was determined based on the composition of $36 billion planned foreign cash repatriation, which will include approximately $16 billion of foreign earnings.  As noted above, $10 billion of those earnings were previously considered indefinitely reinvested and a tax provision was recorded upon the change in determination.  An additional $6 billion of foreign earnings included in the planned cash repatriation was not considered indefinitely reinvested and we previously recorded tax provisions on those earnings in periods prior to the adoption of the GE Capital Exit Plan, largely as the income was earned.  The balance of the foreign cash repatriation ($20 billion) represents a return of capital invested in foreign operations, which is not subject to tax.
Relative to the Staff's comment regarding the $12.2 billion of foreign cash that was considered part of earnings indefinitely reinvested at December 31, 2014, the portion of that amount that related to GECC was $3.8 billion at December 31, 2014.  The remaining balance of the $12.2 billion belongs to GE operations unrelated to GECC and will not be part of the GE Capital Exit Plan cash repatriation. We further advise the Staff that a principal source of foreign cash for the anticipated repatriation will be funds generated through the asset and business sales anticipated to occur under the plan. Another source of available foreign cash is that which existed prior to the adoption of the GE Capital Exit Plan that is not considered indefinitely reinvested.

To the extent that you recognized additional tax expense because of the expected repatriation of excess foreign cash that was not considered indefinitely reinvested, please describe the circumstances that resulted in such taxes and tell us the amounts recorded.

Response:

As discussed above, the tax expense recorded in the first quarter for planned repatriation related to earnings that were previously indefinitely reinvested. In addition, we advise the Staff that we did not recognize additional tax expense as part of the GE Capital Exit Plan for the anticipated repatriation of excess foreign cash that was not previously considered indefinitely reinvested.  As noted above, we have provided tax in prior reporting periods on foreign earnings that we expected to repatriate to meet funding needs.  To the extent we had provided tax, earnings and associated foreign cash were freely available to be repatriated to the U.S. and were not counted as excess foreign cash or as part of indefinitely reinvested earnings.  Approximately $2 billion of tax on foreign earnings had been provided in prior periods related to the $6 billion of earnings described above that were not considered indefinitely reinvested.  Those earnings

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FOIA Confidential Treatment Requested by General Electric Company
 For a Portion of This Letter Pursuant to 17 C.F.R. § 200.83 (request 2015-1)

originally included in the funding plan have now been incorporated into the $36 billion planned repatriation of the foreign cash as part of the GE Capital Exit Plan.

Note 12. GECC Revenues from Services, page 79

14.	In connection with GE Capital Exit Plan, we see that you recorded $1.4 billion of impairments related to equity method investments. Please describe for us in greater detail the nature of the impairments and how the amounts were determined.

Response:

We advise the Staff that substantially all of the impairments related to equity method investments were attributable to [**] equity method investments whose securities are not publicly traded.  We hold interests of approximately [**] these investments and [**]. These investments offer [**].  They hold approximately [**] in financing receivables as of March 31, 2015 and are profitable.

Given adoption of the GE Capital Exit Plan, it is our intent to dispose of these investments within the next 24 months, which required us to evaluate their carrying amounts for recoverability.  As discussed below, we determined that the fair values were lower than the related book values.  In accordance with ASC 323-10-35-32, we sought to determine whether the loss in value of the investments was other than temporary and should be recognized.

Our estimate of the fair value of the investments of [**] considered all relevant information pertinent to their value including: the limited number of market participants to which the equity method investments could be marketed (given the [**]), internal analyses, third-party reviews and [**], all of which took place in the first quarter of 2015.

Given our intent to dispose of these investments within the next 24 months and our current estimate of their fair value, we concluded that the loss in value of our investments was other than temporary.  Accordingly, we reduced their [**] carrying value to our best estimate of fair value of [**] in the first quarter of 2015.

15.	In this regard, please also explain to us why the estimated losses on CLL businesses classified as assets of businesses held for sale noted here and on pages 28 and 34 of $1.8 billion were recorded as a reduction of revenue.

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FOIA Confidential Treatment Requested by General Electric Company
 For a Portion of This Letter Pursuant to 17 C.F.R. § 200.83 (request 2015-1)

Response:

We advise the Staff that our consistent practice has been to record both gains and loss on sales of businesses in the "Revenues and other income" category of our Statement of Earnings (Loss). Specifically, such gains and losses are presented in the "Other items" line of "GECC revenues from services (Note 12)", while supplemental disclosure of significant items is provided, in accordance with ASC 360-10-50-3, within an explanatory note beneath the table to Note 12.

We believe that this classification is appropriate as we record investment income and gains on sales of assets in revenue.  As such, we believe that losses on sales of businesses should be reflected in a similar manner.

In connection with responding to your comments, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please don't hesitate to contact me at 203-373-3234.

GENERAL ELECTRIC COMPANY

/s/ Jan Hauser
Jan Hauser
Vice President, Controller and Chief Accounting Officer

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer
J. S. Bornstein, Chief Financial Officer
C. A. Pereira, Chief Corporate, Securities and Finance Counsel; Chairman, Joint GE and GECC Disclosure Committee
D. A. Warner, III, Chairman, Audit Committee
L. Bradley, Partner, KPMG LLP

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